

Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

July 30, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 29, 2019, The Nasdaq Stock Market (the "Exchange") received from Netfin Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each warrant exercisable for one Class A ordinary share,
each at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery